UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

June 26, 2007

LIBERATOR MEDICAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Nevada

         000-05663

87-0267292

(State or other jurisdiction

  (Commission File No.)

          (IRS Employer Identification No.)

  of incorporation)

2979 SE Gran Park Way

Stuart, Florida 34997

(Address of principal executive offices)

Registrant’s telephone number, including area code: (772) 287-2414

LIBERATOR MEDICAL HOLDINGS, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about June 26, 2007, to the holders of record on June 18, 2007, of shares of the common stock, $.001 par value (the “Common Stock”), of Liberator Medical Holdings, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in order to report a change in majority control of the Company’s board of directors (the “Board”) other than by a meeting of stockholders.  The Board recently appointed Mark Libratore to the Board of Directors to fill an existing vacancy.  On the tenth day after the mailing of this Information Statement, Mr. Rubin Rodriguez will resign as a director of the Company, at which time Mr. Libratore will become the sole director of the Company.

Pursuant to an Agreement and Plan of Merger (the “Agreement”) among the Company, Cardiff Merger, Inc., and Liberator Medical Supply, Inc. (“Liberator”), the Company has acquired all of the outstanding common stock of Liberator in exchange for the issuance to Liberator’s shareholders of approximately 27,564,363 shares of the Company’s common stock  (the “Transaction”), or 90.32% of the shares of common stock of the Company outstanding upon completion of the Transaction. Consummation of the Transaction resulted in a change of control.  A copy of the Agreement is attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2007.

No action is required by the shareholders of the Company in connection with changes to the Board.  However Rule 14f-1 promulgated pursuant to Section 14 of the Exchange Act requires that ten days prior to a change in a majority of the board of directors certain information be disseminated to the shareholders.

Until completion of the Transaction, the principal executive office of the Company was located at 4766 Holladay Blvd., Holladay, Utah 84041.  Upon completion of the Transaction, the principal office of the Company is located at 2979 SE Gran Park Way, Stuart, Florida 34997.

VOTING SECURITIES

As of June 18, 2007, the Company had authorized 200,000,000 shares of Common Stock, of which 10,239,499 shares were then issued and outstanding.  Upon consummation of the Transaction, there were 30,519,862 shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth the number of shares, based on information obtained from the persons named below, of the Common Stock of the Company beneficially owned as of June 18, 2007, and upon closing of the Transaction by (i) owners of more than 5% of the Company’s Common Stock, (ii) each director of the Company, and (iii) all executive officers and directors of the Company as a group:

Prior to Closing of the Transaction

Amount and

Nature of

Name and Address

Beneficial

Percent

Title of Class

of Beneficial Ownership

Ownership

of Class

Common

Rubin Rodriguez (1)

10,000,000

97%

4766 Holladay Blvd

Holladay, UT 84117

Mark A. Libratore (2)

0

0%

2979 SE Gran Park Way

Stuart, FL 34997

Common

All Officers and

10,000,000

97%

Directors (2 persons)

Subsequent to Closing of the Transaction in Accordance with Rule 14f-1

Amount and

Nature of

Name and Address

Beneficial

Percent

Title of Class

of Beneficial Ownership

Ownership

of Class

Common

Mark A. Libratore (2)

16,350,000

53.57%

2979 SE Gran Park Way

Stuart, FL 34997

Common

Robert Davis (3)(4)

100,000

-----

2979 SE Gran Park Way

Stuart, FL 34997

Common

Rubin Rodriguez(4)

5,000

-----

4766 Holladay Blvd

Holladay, UT 84117

Common

Shaihesh C. Zaveri

1,543,604

5.06%

And Mayuri S. Zaveri

6559 N. Country Club Rd.

Mattoon, IL 61938

__________

(1)  Mr. Rodriguez resigned as President of the Company on June 21, 2007, and will resign as a director ten days after this Information Statement is mailed to the Company’s shareholders.

(2)  Mr. Libratore was elected President, Chief Executive Officer and a director of the Company on June 21, 2007.

(3)  Officer.

(4)  Less than one percent (1%).

__________

DIRECTORS AND OFFICERS

The following table sets forth the name, positions and age of the Company’s current executive officers and its directors.  All directors serve until the next annual meeting of the stockholders or until their successors are elected and qualify.

Name

Age

Position(s) with the Company

Mark Libratore

56

President, Chief Executive Officer, Director

Robert Davis

61

Chief Financial Officer

Rubin Rodriguez

46

Director

Rubin Rodriguez.  Mr. Rodriguez has been in the broadcast media industry for the past 20 years.  During this period of time he has served as general manager for several radio and television stations.  As co-owner of R&D Media Group, Inc. he negotiated the acquisition of, and oversaw the development of five television stations.  He is currently the founder and owner of Ninth Island Broadcasting, Inc., a company engaged in the development of broadcast properties.

Mark Libratore.  In 1990, Mr. Libratore founded Liberty Medical Supply, Inc., which has become the nation’s largest direct-to-consumer diabetic supplier.  Mr. Libratore sold this business to PolyMedica Corporation (PLMD) in August 1996 and remained President of Liberty Medical and Vice President of PolyMedica until February 1999.  Mr. Libratore founded Liberator Medical Supply, Inc., in 1999.

Robert Davis.  Robert Davis, has a Masters degree in Accounting, University of Houston, and holds a CPA certificate from the State of Texas.  Bob has held numerous financial executive-level positions as Comptroller and Vice President of Finance for companies such as controller for a Manufacturer of Jet Engine parts, TurboCombustor Corp., Data Development Inc., and Caribbean Computer Corp., and served as CFO and Manager of Financial Planning for Liberty Medical Supply, Inc. from 1995 to 1999.  He has been the controller and Chief Financial Officer of Liberator Medical Supply, Inc., since its organization.

Upon expiration of the ten day period described in this Schedule 14F-1, Mr. Rodriguez will resign as a director of the Company, at which time Mr. Libratore will be the sole director of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has no committees and we have not adopted a Code of Ethics.

Because our Board of Directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees.  Also, we do not have a financial expert on our Board of Directors as that terms is defined by Item 402(e)(2) of Regulation S-B promulgated by the SEC.  We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits our two directors to give sufficient time and attention to such matters to be involved in all decision making.  Because our current directors are also stockholders, and one of them is an executive officer, we do not believe that they are independent.

SUMMARY EXECUTIVE COMPENSATION TABLE

Cash Compensation, Bonuses and Deferred Compensation.  The following table sets forth the aggregate cash compensation paid by the Company and its subsidiaries during the fiscal year ended September 30, 2006, to its chief executive officer and each of its other executive officers who received compensation in excess of $100,000:

Annual compensation	Awards	Payouts

Name & Principal Position	Year	Annual Salary	Bonus ($)	Other Annual Compensation	Restricted Stock Awards	Options/ SARs	LTIP Payout	All Other Compensation
Rubin Rodriguez President	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Rubin Rodriguez President	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Rubin Rodriguez President	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Compensation Pursuant to Plans.  There was no formal compensation plan in effect for the past five fiscal years and there is no formal compensation plan currently in effect.

Stock Option and Stock Appreciation Right Plans.  There was no formal option or stock plan in effect for the past five years and there is none in effect at this time.

Incentive Stock Option Plan.  The Company has not yet adopted the stock option plan.  The Company does, however, intend to adopt an incentive stock option plan in 2007.

Other Compensation.  During the Company's fiscal year ended September 30, 2006, the Company did not pay other compensation to its executive officers, individually or as a group, in amounts required to be set forth herein.

Compensation of Directors.  The Directors of the Company are not compensated for their services as Directors.

Miscellaneous

No Directors have resigned, or currently intend to resign, because of disagreements with the Company as to its operations, policies or practices.

OPTION AND WARRANT GRANTS IN LAST FISCAL YEAR

No options or warrants were granted in the Company’s last fiscal year (2006) and no options or warrants are held by the Company’s executive officers.  However, the Company under the terms of the Agreement, the Company has agreed to issue, but has not yet issued, to persons holding options and warrants in Liberator like options and warrants in the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth in the Agreement, we have not been a party to any significant transactions, or proposed transactions, or series of transactions, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company to file initial reports of ownership and reports of changes in ownership in such common stock with the SEC.  Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file.  To the best of our knowledge, all executive officers, directors and 10% shareholders have filed the required reports in a timely manner.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to:  2979 SE Gran Park Way, Stuart, Florida 34997, Attention: Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C.  20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 25, 2007

LIBERATOR MEDICAL HOLDINGS, INC.

By:

/s/ Mark A. Libratore

Mark A. Libratore, President